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                                            Filed by BioTransplant Incorporated
                                      Pursuant to Rule 425 under the Securities
                                                         Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                                  Subject Company: Eligix, Inc.
                                                 Commission File No.: 000-28324

Statements in this filing regarding the benefits of the BioTransplant/Eligix merger, including future financial and operating results, timing of the closing of the merger, and the benefits of the merger, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Commission, including its most recent Annual Report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and stockholders are urged to read the proxy statement/prospectus, which will be filed with the Securities and Exchange Commission by BioTransplant, because it will contain important information. The proxy statement/prospectus (when it is available) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus (when it is available) and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in BioTransplant's proxy statement/prospectus contained in its registration statement to be filed with the Commission with respect to the proposed merger.

The following is a transcript of the Company's Web cast held on December 11, 2000, relating to the proposed acquisition of Eligix, Inc.:

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PAT DIMOND:

Statements in this Web cast regarding the benefits of the BioTransplant/Eligix merger, including future financial and operating results, timing of the closing of the merger, and the benefits of the merger, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Commission, including its most recent Annual Report on Form 10-K.

Investors and stockholders are urged to read the proxy statement/prospectus, which will be filed with the Securities and Exchange Commission by BioTransplant, because it will contain important information. The proxy statement/prospectus (when it is available) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus (when it is available) and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in BioTransplant's proxy statement/prospectus contained in its registration statement to be filed with the Commission with respect to the proposed merger.

DR. ELLIOT LEBOWITZ
PRESIDENT AND C.E.O., BIOTRANSPLANT, INCORPORATED

I am Dr. Elliot Lebowitz, President and CEO of BioTransplant, Incorporated. Today, BioTransplant announced that it had signed a definitive agreement to acquire Eligix, Inc. in a stock-for-stock merger. This transaction is a significant strategic event for our Company.

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First, it signals a fundamental change in our direction of BioTransplant. We will, going forward, concentrate on the further development and commercialization of our proprietary AlloMune(TM) system to improve the outcome of cell, tissue and organ transplantation for the treatment of cancers and other life-threatening human diseases.

Second, the acquisition of Eligix' cell separation technology, as a necessary component of the AlloMune system, allows us to advance toward completion of this product, and its commercialization. Further, this acquisition also adds two late-stage products in Phase III clinical trials, and several products in earlier phases of development to BioTransplant's product pipeline. These include for example, the B-cell HDM product and the T-cell HDM product, two near-term products, and a product specifically aimed at separating circulating breast cancer cells from transplants. Sales of Eligix' cell separation products in Europe will also add revenues in 2001.

BioTransplant has been a pioneer in the use of antibody treatment and transplantation to reeducate the body's immune responses to accept foreign cell, tissue and organ grafts. BioTransplant has made great progress during 2000 with the clinical development of the AlloMune system prototype in the treatment of therapy-refractory blood cancers. We announced this progress at this year's American Society of Hematology meeting early this month. The AlloMune system incorporates a cell separation device to remove certain types of cells from the transplant donor that may cause immediate, acute rejection of the graft itself, and that attack the recipient's immune system. We acquired Eligix because it provides this critical component of the AlloMune system, a cell separation device, that we consider, after careful comparisons, to be the best such device available.

Eligix products are particles with antibodies on their surfaces that allow removal of unwanted cells from bone marrow (such as cancerous cells), or the separation of desirable cells for therapeutic purposes. Eligix, and now BioTransplant, has the best such devices because:

     -   They avoid the loss of important ancillary cells

     -   They produce much better stem cell yields

     - They allow removal of specific T cell subsets, enabling therapy to be tailored to specific situations

     -   They remove tumor cells, thereby potentially increasing survival

     - They avoid stem cell activation, thereby avoiding graft-versus-host disease

Our acquisition of Eligix will also immediately and significantly impact us because apart from the late-stage products I previously mentioned, Eligix products will add revenues to BioTransplant from European sales early in 2001. The companies also have, apart from complementary technologies and expertise, collaborative relationships that strengthen and enhance BioTransplant's research capabilities. We also add, through this acquisition, a commercial infrastructure, and a European as well as US presence for our AlloMune system technology.

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We believe, that through our acquisition of Eligix, that we have positioned
BioTransplant as the leader in immune modulation therapy for the treatment of serious diseases.

WALTER OGIER, PRESIDENT AND CEO OF ELIGIX

Good morning also. I am Walter Ogier, President and CEO of Eligix, Inc. Let me first indicate that I concur with the strong points that Elliot Lebowitz has made this morning. Eligix views the planned business combination with BioTransplant as an ideal partnership, bringing together under a single management group technologies with evident potential to provide strong business, operational and therapeutic synergies across several large, critical areas of medicine -- including both hematologic and solid tumor cancers, autoimmune diseases, and solid organ and tissue transplantation.

The opportunity for the combined companies to 1) achieve early revenues and market positioning, 2) to reduce overall business risk via a greatly broadened portfolio of therapeutic technologies, and 3) to address considerably broader market opportunities across a common customer base in transplantation and immune therapy has been particularly motivating for me personally and for the Eligix Board and management team.

I think we are going to have a lot of fun and will be very successful in our efforts as a combined organization. The good will and spirit of the business combination has been evident from the beginning of our discussions. Maybe the best harbingers of the success of the BioTransplant/Eligix business combination are the strongly evident common values and goals that we share as organizations.

LEE NADLER OF THE DANA FARBER CANCER INSTITUTE:

"It is very evident from my attendance of the American Society of Hematology Annual Meeting last week in San Francisco that the world critically needs the Eligix' technology to deal with current limitations to treating cancer by cell therapy and stem cell transplantation.

"I have believed for many years that purging of malignant cells in non-Hodgkins lymphoma and other diseases results in better patient outcomes. We have heretofore not had available to us effective technology for purging that did not pose compromises for patients.

We are entering a new era for transplanting new immune systems into patients in order to achieve normalization of immune response and cure of incurable diseases. But immune rejection remains a major limitation to these approaches one that the combination of Eligix' HDM technology and BioTransplant's AlloMune technology has great potential to overcome.

"These observations are not mine alone; I have had the opportunity to speak with numerous leading practitioners in the hematology/oncology field in the context of focus

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groups and other interactions with regard to Eligix, and it is evident to me that my colleagues share my enthusiasm for the impact that Eligix' technologies should have in advancing favorable therapeutic outcomes in hematologic and solid tumor cancers, as well as in enabling effective treatments for autoimmune diseases and other diseases potentially well treated by transplantation."

QUESTION: JEFFREY BERG/MH MEYERSON

Good morning gentlemen, this sounds like an exciting development. I didn't get a news release faxed, I hope I do get a copy at some point. All I got was a notice on e-mail. But where is Eligix located. Do they have any cash of their own, and what's their financial status?

ANSWER: DR. ELLIOT LEBOWITZ:

I can turn this over to Walter Ogier who will describe the close geographical proximity between our two companies, which certainly will facilitate this joint venture together. And also, perhaps Walter, you might want to comment on the cash position of Eligix at this point is related to its being a private company, of our two organizations.

ANSWER: MR. WALTER OGIER:

Sure. We are located in Medford Massachusetts, which is a close suburb of Boston, about a 15 minutes drive from the facility here in Charlestown, that is a positive aspect, I think, of the business combination. While it is never easy to work across two different facilities, we at least have a fighting chance of making that work very well. And, we are going to be retaining the manufacturing facility, the clean room, that we already have in Medford, but combining much of the administrative and other functions of the company together here in Charlestown.

QUESTION:  JEFFREY BERG:

I was asking about the cash position. Can you comment on the cash position?

ANSWER: MR. WALTER OGIER:

I'd be happy to. The ongoing cash flow requirement of the combined company was a key consideration in both companies' due diligence and thinking. We collectively believe we are in a good position to be able to fund the R&D efforts, bringing together both BioTransplant's and Eligix' products, and bringing them to market. The revenues expected from Eligix' products will contribute a positive cash flow, we believe, early in the relationship, and we will be of course be considering and exploring various financing options and opportunities during the coming year.

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QUESTION: VANDANA BAPNA/OFFUT SECURITIES

Hello. Congratulations. This seems to be a very interesting and strategically useful combination. I just wanted to find out - you mentioned collaborative relationships that Eligix has. Can you please elaborate on that?

ANSWER: DR. ELLIOT LEBOWITZ:

Certainly. Let me start and then Walter can elaborate. As you know, Vandana, BioTransplant has been a very outwardly looking company, with collaborative relationships all over the world, including a very strong one here in Boston with Massachusetts General Hospital.

The Eligix group, interestingly enough, has had their lead collaboration with the Dana Farber Cancer Institute, as Walter mentioned, and we see that the collaborative relationships both in research, in development and in clinical applications to be greatly strengthened by bringing in leading institutions from both companies in joint effort. And Walter, you might want to talk a little bit about Eligix' collaboration.


ANSWER: MR. WALTER OGIER:

Sure. Eligix is really in many ways the outgrowth of the early collaboration between Dana Farber Cancer Institute and the Coulter Corporation, where our technology was developed and initially patented in the late 1980s and early 1990's. We benefited from a longstanding relationship with them.

Over the last three years, as an independent operation we have established a number of broadened relationships in research beyond the Dana Farber. We have a very strong research relationship with Johns Hopkins University surrounding our AcT-cell technology which we probably don't have time to go into in detail this morning, but it is a promising long-term opportunity.

We have relationships with something like twenty clinical sites now in the U.S. where we are preparing to begin our pivotal clinical trials around this country, and a similar number of institutions. In Europe now where we have actually been placing instruments for pre-clinical evaluation and expect clinical trials to be starting in Europe very, very shortly and where we expect to be selling product into customer relationships very shortly.

I think that there is obviously a very broad outreach here that we have made in the last several years as we prepare for commercialization and for pivotal trials I think that to underscore the benefits of being able to work closely between the Dana Farber and their excellent group which has really focused on clinical practices and transplantation in cancer therapy, the Johns Hopkins University which, in our case, is responsible for a little more basic research relationship, and with the existing relationships that I am sure you are aware of from BioTransplant, we are bringing together really the best in transplantation biology, as I see it.

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QUESTION: VANDANA BAPNA

Also, you mentioned a little bit about your two products that are in late phase III trials that was mentioned during the conference call--- what are those products?


ANSWER:  MR. WALTER OGIER:

Yes, they are not yet in phase III trials. The product that is likely to be reaching phase III first should do so very shortly, we expect early in 2001. That is a B-cell HDM product. HDM stands for high density microparticles that are coated with anti B-cell monoclonal antibodies and they are very efficient and effective in preclincial data in normal volunteer studies and our pilot trial for pulling out pulling out high levels -99.9% and more B- cells from an autologous stem cell transplant.

Non- hodgkins lymphoma is the largest single transplant indication in the world today, by my understanding, and autologous transplant is the preferred way to treat that disease, actually, in terms of numbers of patients. So, this is the largest single market opportunity within the field of transplantation of stem cells.

Our product is entering into phase III trial or should be shortly, with final confirmation from the FDA, that we expect to lead to an expeditious path towards market approval here in the United States.

If you like, I could address the T-cell HDM product, which I think was the second part of the question from before?

The T-cell HDM product is designed to take out T-cells from stem cell transplants and donor leukocyte infusions that contribute to immune rejection. And, we have considerable favorable data from our own pilot trials and from trials of related home--made type of approaches previously, that show we can be very effective in reducing graft versus host disease while maintaining a very positive anti-cancer response in the field of allogenic stem cell transplants. That product in particular is strongly synergistic with the whole allomune program, and with the whole market focus that BioTransplant has developed over the years.